Exhibit 99.1

For Release

UNITIL REPORTS SECOND QUARTER EARNINGS

HAMPTON, N.H., JULY 28, 2011 – Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings (Loss) Applicable to Common Shareholders of ($0.8) million for the second quarter of 2011, an improvement of $1.3 million compared to the second quarter of 2010. For the six months ended June 30, 2011, the Company reported net income of $7.9 million compared to $4.4 million for the same period of 2010. Results for the second quarter and year-to-date period were driven primarily by higher natural gas and electric sales margins reflecting increased sales and higher rates, partially offset by increases in operating and interest expenses. Earnings (loss) per common share were ($0.08) and $0.73 for the three and six month periods ended June 30, 2011, respectively, compared with ($0.19) and $0.41 for the same periods of 2010.

The Company’s results are expected to reflect the seasonal nature of the natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating expenses usually exceed sales margins in those periods.

“Our financial results reflect strong growth in natural gas sales coupled with the successful completion of our electric base rate case in New Hampshire” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “More and more of our customers are choosing natural gas as a local, clean and affordable energy choice. We are making investments in our gas system to meet this growing demand. We will complete our regulatory agenda to reset rates for all of our operating companies by the first quarter of 2012.”

Natural gas sales margin increased $0.4 million and $4.0 million in the three and six months ended June 30, 2011 compared to the same periods in 2010, reflecting higher sales volumes. Total natural gas therm sales were 18.8% and 14.6% higher in the three and six month periods ended June 30, 2011, respectively, compared to the same periods in 2010. The increased sales reflect increased usage by Commercial and Industrial (C&I) customers, growth in new customers and the effect of colder weather. Heating Degree Days in the first six months of 2011 were 10% greater than in the same period in 2010. On a weather-normalized basis, natural gas sales increased 8.5 % and 9.2% in the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010.

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6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

Electric sales margin increased $2.7 million and $4.7 million in the three and six months ended June 30, 2011 compared to the same periods in 2010, reflecting higher rates, implemented in July 2010 for Unitil Energy, the Company’s New Hampshire electric distribution utility, and higher electric sales. Total kWh sales were essentially unchanged in the three months ended June 30, 2011 compared to the same period in 2010 reflecting increased sales to Residential customers offset by lower sales to Commercial & Industrial customers. For the six months ended June 30, 2011, total kWh sales increased 2.5% compared to the same period in 2010 reflecting increased sales to all customer groups. The increased sales to Residential customers in the six month period reflect customer growth and the effect of colder weather compared to the same period in 2010. As discussed above, Heating Degree Days in the first six months of 2011 were 10% greater than in the same period in 2010. Sales to C&I customers decreased by 1.0% in the second quarter but were higher in the six month period by 1.3%. On a weather-normalized basis, total kWh sales decreased 1.4 % and increased 1.2% in the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.4 million and $2.7 million in the three and six month periods ended June 30, 2011, respectively, increases of $0.3 million and $0.5 million, respectively, compared to the same periods of 2010.

Operation and Maintenance (O&M) expenses increased $0.1 million and $0.9 million for the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010. The changes in O&M expenses for the six month period reflect higher compensation and benefit costs, higher utility operating costs and higher professional fees, partially offset by a reduction of $1.0 million associated with the proceeds from an insurance settlement received in 2011. Higher utility operating costs in the current period include approximately $0.3 million of increased spending on vegetation management and reliability enhancement programs. These costs are recovered through cost tracker rate mechanisms that result in corresponding increases in revenue.

Depreciation and Amortization expense increased $0.5 million and $1.3 million in the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010, reflecting higher depreciation on normal utility plant additions and higher amortization expense in the current year.

Local property and other taxes increased $0.5 million and $0.7 million in the three and six month periods ended June 30, 2011, respectively, compared to the same periods in 2010, reflecting higher property and payroll taxes.

Federal and State Income Taxes increased by $0.7 million and $2.2 million for the three and six month periods, respectively, due to higher pre-tax earnings in 2011 compared to 2010.

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Selected financial data for 2011 and 2010 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data) (Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2010	Change	2011	2010	Change
Gas Therm Sales:
Residential	8.0	6.6	21.2%	27.9	24.4	14.3%
Commercial/Industrial	31.9	27.0	18.1%	93.6	81.6	14.7%

Total Gas Therm Sales	39.9	33.6	18.8%	121.5	106.0	14.6%

Electric kWh Sales:
Residential	150.7	148.3	1.6%	339.9	326.0	4.3%
Commercial/Industrial	243.4	245.8	(1.0%)	489.7	483.3	1.3%

Total Electric kWh Sales	394.1	394.1	—	829.6	809.3	2.5%

Gas Revenues	$25.2	$23.7	$1.5	$91.1	$84.8	$6.3
Purchased Gas	15.4	14.3	1.1	56.5	54.2	2.3

Gas Sales Margin	9.8	9.4	0.4	34.6	30.6	4.0

Electric Revenues	42.9	46.6	(3.7)	91.1	97.4	(6.3)
Purchased Electricity	27.0	33.4	(6.4)	59.1	70.1	(11.0)

Electric Sales Margin	15.9	13.2	2.7	32.0	27.3	4.7

Usource Sales Margin	1.4	1.1	0.3	2.7	2.2	0.5

Total Sales Margin:	27.1	23.7	3.4	69.3	60.1	9.2

Operation & Maintenance Expenses	12.5	12.4	0.1	24.7	23.8	0.9

Depreciation, Amortization, Taxes & Other	10.6	8.9	1.7	27.3	23.1	4.2

Interest Expense, Net	4.8	4.5	0.3	9.4	8.8	0.6

Earnings (Loss) Applicable to Common Shareholders:	$(0.8)	$(2.1)	$1.3	$7.9	$4.4	$3.5

Earnings (Loss) Per Share	$(0.08)	$(0.19)	$0.11	$0.73	$0.41	$0.32

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Interest Expense, Net increased $0.3 million and $0.6 million in the three and six month periods ended June 30, 2011, respectively, compared to the same periods in 2010. The increases in the three and six month periods ended June 30, 2011 are due to lower interest income recorded on regulatory assets and the issuance of $40 million of long-term notes by Unitil Energy and Northern Utilities in March 2010.

Also in the second quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company will hold a quarterly conference call to discuss second quarter 2011 results on Thursday, July 28, 2011, at 3:00 p.m. Eastern Time. This call is being webcast by Thomson Financial and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 100,900 electric customers and 70,800 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information please contact:

David Chong – Investor Relations

Phone: 603-773-6499

Email: chong@unitil.com

Alec O’Meara – Media Relations

Phone: 603-773-6404

Email: omeara@unitil.com